SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Amendment No. ___)1

CELERITY SYSTEMS, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

15100R 10 7
(CUSIP Number)

Jeffrey A. Ott
Warner Norcross & Judd LLP
900 Old Kent Building
111 Lyon Street, NW
Grand Rapids, Michigan 49503-2487
(616) 752-2000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 19, 2000
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(continued on following pages)

(Page 1 of 15 Pages)

CUSIP No. 15100R 10 7	13D	Page 2 of 15 Pages

(1)	Name of Reporting Person:	Kidston Family Companies, LLC

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	BK

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Ohio

Number of Shares	(7)	Sole Voting Power:	1,500,000
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	1,500,000
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 1,500,000

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 13.8%

(14)	Type of Reporting Person:	OO

CUSIP No. 15100R 10 7	13D	Page 3 of 15 Pages

(1)	Name of Reporting Person:	Kexon Inc.

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	WC

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Ohio

Number of Shares	(7)	Sole Voting Power:	30,000
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	30,000
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 30,000

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 0.3%

(14)	Type of Reporting Person:	CO

CUSIP No. 15100R 10 7	13D	Page 4 of 15 Pages

(1)	Name of Reporting Person:	Edward A. Kidston

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	8,975
Beneficially Owned	(8)	Shared Voting Power:	1,608,881	*
By Reporting Person	(9)	Sole Dispositive Power:	8,975
With	(10)	Shared Dispositive Power:	1,608,881	*

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 1,617,856*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 14.8%

(14)	Type of Reporting Person:	IN

*Includes (i) 1,500,000 shares held by Kidston Family Companies, LLC, of which Edward A. Kidston is a member, officer and security holder; (ii) 30,000 shares held by Kexon Inc., of which Mr. Kidston is a director, officer and shareholder; (iii) 40,000 shares held by Mr. Kidston's wife in an individual retirement account; (iv) 29,163 shares held in custodial accounts for the benefit of Mr. Kidston's three children who reside in Mr. Kidston's household; (v) 6,218 shares held in a custodial account for the benefit of Mr. Kidston's nephew; and (vi) 3,500 shares are owned by Mr. Kidston's brother John P. Kidston.

CUSIP No. 15100R 10 7	13D	Page 5 of 15 Pages

(1)	Name of Reporting Person:	Robert B. Kidston, Jr.

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	0
Beneficially Owned	(8)	Shared Voting Power:	1,530,000	*
By Reporting Person	(9)	Sole Dispositive Power:	0
With	(10)	Shared Dispositive Power:	1,530,000	*

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 1,530,000*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 14.0%

(14)	Type of Reporting Person:	IN

*Includes (i) 1,500,000 shares held by Kidston Family Companies, LLC, of which Robert B. Kidston, Jr. is a member, officer and security holder and (ii) 30,000 shares held by Kexon Inc., of which Mr. Kidston is a director, officer and shareholder.

CUSIP No. 15100R 10 7	13D	Page 6 of 15 Pages

(1)	Name of Reporting Person:	William S. Kidston

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	0
Beneficially Owned	(8)	Shared Voting Power:	1,530,000	*
By Reporting Person	(9)	Sole Dispositive Power:	0
With	(10)	Shared Dispositive Power:	1,530,000	*

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 1,530,000*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 14.0%

(14)	Type of Reporting Person:	IN

*Includes (i) 1,500,000 shares held by Kidston Family Companies, LLC, of which William S. Kidston is a member, officer and security holder and (ii) 30,000 shares held by Kexon Inc., of which Mr. Kidston is a director, officer and shareholder.

CUSIP No. 15100R 10 7	13D	Page 7 of 15 Pages

(1)	Name of Reporting Person:	John P. Kidston

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	0
Beneficially Owned	(8)	Shared Voting Power:	1,533,500	*
By Reporting Person	(9)	Sole Dispositive Power:	0
With	(10)	Shared Dispositive Power:	1,533,500	*

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 1,533,500*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 14.1%

(14)	Type of Reporting Person:	IN

*Includes (i) 1,500,000 shares held by Kidston Family Companies, LLC, of which John P. Kidston is a member, officer and security holder and (ii) 30,000 shares held by Kexon Inc., of which Mr. Kidston is a director, officer and shareholder.

Item 1.	Security and Issuer.

Name of Issuer:

Celerity Systems, Inc.

Title of Class of Equity Securities:

Common Stock, $0.001 par value

Address of Issuer's Principal Executive Offices:

122 Perimeter Park Drive
Knoxville, Tennessee 37922

Item 2.	Identity and Background.

          Kidston Family Companies, LLC ("KFC") is an Ohio limited liability company. The address of KFC's principal business and its principal office is One Kexon Drive, Pioneer, Ohio 43554. KFC and its affiliated companies design, build and operate municipal water treatment systems and build, own and/or manage apartments, hotels, and industrial, commercial and residential buildings. During the last 5 years, neither KFC nor any of KFC's directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last 5 years, KFC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in KFC or any of its directors or executive officers being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Kexon Inc. ("Kexon") is an Ohio corporation. The address of Kexon's principal business and its principal office is One Kexon Drive, Pioneer, Ohio 43554. Kexon owns and manages various parcels of real estate. During the last 5 years, neither Kexon nor any of Kexon's directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last 5 years, Kexon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Kexon or any of its directors or executive officers being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Edward A. Kidston is a businessman who is a principal shareholder, member, director and/or officer of KFC and Kexon, among other entities. His business address is One Kexon Drive, Pioneer, Ohio 43554. He is a United States citizen. During the last 5 years, Mr. Kidston has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last 5 years, Mr. Kidston has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Robert B. Kidston, Jr. is a businessman who is a principal shareholder, member, director and/or officer of KFC and Kexon, among other entities. His business address is One Kexon Drive, Pioneer, Ohio 43554. He is a United States citizen. During the last 5 years, Mr. Kidston has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last 5 years, Mr. Kidston has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          William S. Kidston is a businessman who is a principal shareholder, member, director and/or officer of KFC and Kexon, among other entities. His business address is One Kexon Drive, Pioneer, Ohio 43554. He is a United States citizen. During the last 5 years, Mr. Kidston has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last 5 years, Mr. Kidston has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          John P. Kidston is a businessman who is a principal shareholder, member, director and/or officer of KFC and Kexon, among other entities. His business address is One Kexon Drive, Pioneer, Ohio 43554. He is a United States citizen. During the last 5 years, Mr. Kidston has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last 5 years, Mr. Kidston has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

          This Schedule 13D reports information concerning a group under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The group consists of KFC, Kexon, Edward A. Kidston, Robert B. Kidston, Jr., William S. Kidston, and John P. Kidston (collectively, the "Shareholders").

          On June 19, 2000, KFC acquired 1,500,000 shares of common stock, $0.001 par value ("Common Stock"), of Celerity Systems, Inc., a Delaware corporation ("Celerity Systems"). KFC acquired the funds to purchase such shares of Common Stock pursuant to a loan evidenced by a promissory note issued by KFC to First Federal Bank of the Midwest in the principal amount of $1,350,000. A copy of this promissory note is attached as Exhibit 99.1 to this Schedule 13D. The

1,500,000 shares of Common Stock were purchased by KFC directly from Celerity Systems and not in the open market.

          Immediately prior to the purchase of the 1,500,000 shares of Celerity Systems Common Stock by KFC described above, the Shareholders and/or members of their immediate families beneficially owned an aggregate total of 117,856 shares of Celerity Systems Common Stock.

Item 4.	Purpose of Transaction.

          The Shareholders acquired and own their shares of Celerity Systems Common Stock for investment purposes.

          KFC borrowed $1,350,000 in order to purchase the 1,500,000 shares of Celerity Systems Common Stock, as described above. The Shareholders may sell certain of the shares of Celerity Systems Common Stock in the future to repay borrowings or for other reasons.

          Other than as described in the preceding paragraph, none of the Shareholders presently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Celerity Systems or the disposition of securities of Celerity Systems; (b) an extraordinary corporation transaction, such as a merger, reorganization, or liquidation, involving Celerity Systems or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Celerity Systems or any of its subsidiaries; (d) any change in the present board of directors or management of Celerity Systems, including any plans or proposals to change the term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Celerity Systems; (f) any material change in Celerity Systems' business or corporate structure: (g) changes in Celerity Systems' charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Celerity Systems by any person; (h) causing a class of securities of Celerity Systems to be delisted from a national securities exchange or to cease to be authorized or quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of Celerity Systems becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any actions similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

          (a)          KFC beneficially owns 1,500,000 shares of the Common Stock of Celerity Systems, constituting approximately 13.8% of the issued and outstanding shares of Celerity Systems Common Stock based on the number of outstanding shares as of June 19, 2000.

          Kexon beneficially owns 30,000 shares of the Common Stock of Celerity Systems, constituting approximately 0.3% of the issued and outstanding shares of Celerity Systems Common Stock based on the number of outstanding shares as of June 19, 2000.

          Edward A. Kidston may be deemed to beneficially own 1,617,856 shares of the Common Stock of Celerity Systems, constituting approximately 14.8% of the issued and outstanding shares of Celerity Systems Common Stock based on the number of outstanding shares as of June 19, 2000. Of this amount, (i) 1,500,000 shares are held by KFC, of which Edward A. Kidston is a member, officer and security holder; (ii) 30,000 shares are held by Kexon, of which Mr. Kidston is a director, officer and shareholder; (iii) 40,000 shares are held by Mr. Kidston's wife in an individual retirement account; (iv) 29,163 shares are held in custodial accounts for the benefit of Mr. Kidston's three children who reside in Mr. Kidston's household; (v) 6,218 shares are held in a custodial account for the benefit of Mr. Kidston's nephew; and (vi) 3,500 shares are owned by Mr. Kidston's brother John P. Kidston.

          Robert B. Kidston, Jr. may be deemed to beneficially own 1,530,000 shares of the Common Stock of Celerity Systems, constituting approximately 14.0% of the issued and outstanding shares of Celerity Systems Common Stock based on the number of outstanding shares as of June 19, 2000. Of this amount, 1,500,000 shares are held by KFC, of which Robert B. Kidston, Jr. is a member, officer and security holder and (ii) 30,000 shares are held by Kexon, of which Mr. Kidston is a director, officer and shareholder.

          William S. Kidston may be deemed to beneficially own 1,530,000 shares of the Common Stock of Celerity Systems, constituting approximately 14.0% of the issued and outstanding shares of Celerity Systems Common Stock based on the number of outstanding shares as of June 19, 2000. Of this amount, 1,500,000 shares are held by KFC, of which William S. Kidston, Jr. is a member, officer and security holder and (ii) 30,000 shares are held by Kexon, of which Mr. Kidston is a director, officer and shareholder.

          John P. Kidston may be deemed to beneficially own 1,533,500 shares of the Common Stock of Celerity Systems, constituting approximately 14.1% of the issued and outstanding shares of Celerity Systems Common Stock based on the number of outstanding shares as of June 19, 2000. Of this amount, 1,500,000 shares are held by KFC, of which John P. Kidston, Jr. is a member, officer and security holder and (ii) 30,000 shares are held by Kexon, of which Mr. Kidston is a director, officer and shareholder.

          Collectively, the Shareholders may be deemed to beneficially own 1,617,856 shares of the Common Stock of Celerity Systems, constituting approximately 14.8% of the issued and outstanding shares of Celerity Systems Common Stock based on the number of outstanding shares as of June 19, 2000.

          The percentages set forth above were calculated with reference to a total of 10,894,808 shares of Celerity Systems Common Stock outstanding as of June 19, 2000. The Shareholders calculated this number as follows. Celerity Systems reported in its most recent Form 10-Q that there were 9,394,808 shares of Common Stock outstanding as of May 9, 2000. On June 19, 2000, KFC purchased 1,500,000 shares of Common Stock from Celerity Systems. These figures result in an estimated total of 10,894,808 shares of Common Stock of Celerity Systems outstanding as of June 19, 2000.

          (b)          KFC has sole voting and dispositive power over 1,500,000 shares of Common Stock of Celerity Systems and shared voting and dispositive power over 0 shares of Common Stock of Celerity Systems.

          Kexon has sole voting and dispositive power over 30,000 shares of Common Stock of Celerity Systems and shared voting and dispositive power over 0 shares of Common Stock of Celerity Systems.

          Edward A. Kidston has sole voting and dispositive power over 8,975 shares of Common Stock of Celerity Systems and shared voting and dispositive power over 1,608,881 shares of Common Stock of Celerity Systems. The amount of Common Stock over which Mr. Kidston may be deemed to have shared voting and dispositive power includes (i) 1,500,000 shares held by KFC, of which Mr. Kidston is a member, officer and security holder; (ii) 30,000 shares held by Kexon, of which Mr. Kidston is a director, officer and shareholder; (iii) 40,000 shares held by Mr. Kidston's wife in an individual retirement account; (iv) 29,163 shares held in custodial accounts for the benefit of Mr. Kidston's three children who reside in Mr. Kidston's household; (v) 6,218 shares held in a custodial account for the benefit of Mr. Kidston's nephew; and (vi) 3,500 shares owned by Mr. Kidston's brother John P. Kidston.

          Robert B. Kidston, Jr. has sole voting and dispositive power over 0 shares of Common Stock of Celerity Systems and shared voting and dispositive power over 1,530,000 shares of Common Stock of Celerity Systems. The amount of Common Stock over which Mr. Kidston may be deemed to have shared voting and dispositive power includes (i) 1,500,000 shares held by KFC, of which Mr. Kidston is a member, officer and security holder and (ii) 30,000 shares held by Kexon, of which Mr. Kidston is a director, officer and shareholder.

          William S. Kidston has sole voting and dispositive power over 0 shares of Common Stock of Celerity Systems and shared voting and dispositive power over 1,530,000 shares of Common Stock of Celerity Systems. The amount of Common Stock over which Mr. Kidston may be deemed to have shared voting and dispositive power consists of (i) 1,500,000 shares held by KFC, of which Mr. Kidston is a member, officer and security holder and (ii) 30,000 shares held by Kexon, of which Mr. Kidston is a director, officer and shareholder.

          John P. Kidston has sole voting and dispositive power over 0 shares of Common Stock of Celerity Systems and shared voting and dispositive power over 1,533,500 shares of Common Stock of Celerity Systems. The amount of Common Stock over which Mr. Kidston may be deemed to have shared voting and dispositive power includes (i) 1,500,000 shares held by KFC, of which Mr. Kidston is a member, officer and security holder and (ii) 30,000 shares held by Kexon, of which Mr. Kidston is a director, officer and shareholder.

          The Shareholders collectively have sole voting and dispositive power over 1,538,975 shares of Common Stock of Celerity Systems and shared voting and dispositive power over 78,881 shares of Common Stock of Celerity Systems.

          (c)          In the sixty (60) days prior to the date of this report, the Shareholders engaged in the following transactions with respect to Common Stock of Celerity Systems:

Shareholder	Type of Transaction	Date	Amount of Common Stock Involved	Price Per Share	Where and How the Transaction was Effected

KFC	Purchase	6/19/00	1,500,000 shares	$0.68	Purchase of Common Stock from Celerity Systems

Edward A. Kidston	Purchase	6/16/00	1,100 shares	$1.68	Purchase of Common Stock through brokerage account

KFC	Transfer	6/13/00	30,862 shares	Not applicable	Transferred in connection with sale of subsidiary

Kexon	Purchase	5/31/00	5,000 shares	$1.26	Purchase of Common Stock through brokerage account

Kexon	Purchase	5/30/00	4,000 shares	$1.31	Purchase of Common Stock through brokerage account

Kexon	Purchase	5/30/00	3,000 shares	$1.31	Purchase of Common Stock through brokerage account

Kexon	Purchase	5/30/00	2,000 shares	$1.30	Purchase of Common Stock through brokerage account

Kexon	Purchase	5/26/00	1,000 shares	$1.16	Purchase of Common Stock through brokerage account

Kexon	Purchase	5/26/00	1,000 shares	$1.37	Purchase of Common Stock through brokerage account

Kexon	Purchase	5/26/00	4,000 shares	$1.25	Purchase of Common Stock through brokerage account

Kexon	Purchase	5/24/00	10,000 shares	$1.40	Purchase of Common Stock through brokerage account

KFC	Purchase	5/4/00	6,035 shares	$1.38	Purchase of Common Stock through brokerage account

KFC	Purchase	5/3/00	3,000 shares	$1.34	Purchase of Common Stock through brokerage account

          (d)          Ann L. Kidston, wife of Edward A. Kidston, has the power to direct the receipt of dividends and the proceeds of a sale of shares with respect to 40,000 shares of Common Stock reported as beneficially owned by Edward A. Kidston. These shares are held in Mrs. Kidston's individual retirement account. Edward A. Kidston has the power to direct the receipt of dividends and the proceeds of a sale of shares with respect to 29,163 shares of Common Stock reported as beneficially owned by Edward A. Kidston. These shares are held in custodial accounts for the benefit of Edward A. Kidston's three children who reside in Mr. Kidston's household. Edward A. Kidston also has the power to direct the receipt of dividends and the proceeds of a sale of shares with respect to 6,218 shares of Common Stock reported as beneficially owned by Edward A. Kidston. These shares are held in a custodial account for the benefit of Edward A. Kidston's nephew. Furthermore, Mr. Kidston has the power to direct the receipt of dividends and the proceeds of sale of shares with respect to 3,500 shares of Common Stock reported as beneficially owned by Edward A. Kidston. These shares are owned by John P. Kidston.

          (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See the discussion included in Item 4, which is here incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

	99.1	Promissory Note

	99.2	Joint Filing Agreement

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:	June 29, 2000	KIDSTON FAMILY COMPANIES, LLC

By: /s/Edward A. Kidston

Its: President

Dated:	June 29, 2000	KEXON, INC.

By: /s/Edward A. Kidston

Its: President

Dated:	June 29, 2000	/s/Edward A. Kidston
Edward A. Kidston

Dated:	June 29, 2000	/s/Robert B. Kidston, Jr.
Robert B. Kidston, Jr.

Dated:	June 29, 2000	/s/William S. Kidston
William S. Kidston

Dated:	June 29, 2000	/s/John P. Kidston
John P. Kidston